February 28, 2013

JPMorgan Trust I

270 Park Avenue

New York, NY 10017

Dear Sirs:

J.P. Morgan Investment Management Inc (“JPMIM”) hereby agrees to waive fees owed to JPMIM or to reimburse the Fund listed on Schedule A for the time period so indicated. JPMIM will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend expenses on securities sold short, interest, taxes, expenses related to litigation and potential litigation, extraordinary expenses not incurred in the ordinary course of the Fund’s business and expenses related to the J.P. Morgan Funds’ Board of Trustees deferred compensation plan.

JPMIM understands and intends that the Fund will rely on this agreement in preparing and filing its registration statement on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Fund to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc.

By:

Accepted by: JPMorgan Trust I

By:

SCHEDULE A

Fund Name	Fiscal Year End	Expense Cap	Expense Cap Period End
JPMorgan International Value SMA Fund	October 31	0.00%	March 1, 2014